UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 2)

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Tarena International, Inc.

(Name of the Issuer)

Tarena International, Inc.

(Name of Person Filing Statement)

Class A Ordinary Shares, par value $0.001 per share

American Depositary Shares, each representing one Class A Ordinary Share

(Title of Class of Securities)

G8675B 105*

876108101**

(CUSIP Number)

Tarena International, Inc.

6/F, No. 1 Andingmenwai Street, Litchi Tower,

Chaoyang District, Beijing 100011,

People’s Republic of China

Telephone: +86 10 6213 5687

With a copy to:

Fang Xue, Esq.

Gibson, Dunn & Crutcher LLP

Unit 1301, Tower 1, China Central Place

No. 81 Jianguo Road

Chaoyang District

Beijing 100025

People’s Republic of China

+86 10 6502 8500

This statement is filed in connection with (check the appropriate box):

a	☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	☐ The filing of a registration statement under the Securities Act of 1933.

c	☐ A tender offer

d	☒ None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation***	Amount of Filing Fee****
US$128,877,533.90	US$14,060.54

*	This CUSIP applies to class A ordinary shares.

**	This CUSIP applies to American depositary shares, each representing one class A ordinary share.

***	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of US$4.00 for 30,977,536 issued and outstanding ordinary shares of the issuer (including shares represented by American depositary shares) subject to the transaction, plus (b) the product of 242,539 restricted share units of the issuer subject to the transaction multiplied by US$4.00 per unit, plus (c) the product of 1,480,457 shares issuable under all outstanding and unexercised options with per share exercise price lower than US$4.00 multiplied by US$2.70 per share (which is the difference between the US$4.00 per share merger consideration and the weighted average exercise price of US$1.30 per share of such options) ((a), (b), and (c) together, the “Transaction Valuation”).

****	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2021, was calculated by multiplying the Transaction Valuation by 0.0001091.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$14,060.54	Filing Party:
Form or Registration No.:		Date Filed:

INTRODUCTION

This Amendment No. 2 (this “Amendment”) to the Rule 13e-3 transaction statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Tarena International, Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the Class A ordinary shares, par value US$0.001 per share (each, a “Share,” and collectively, the “Shares”), including Shares represented by American depositary shares, each representing one Share that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act.

This Amendment filed by the Company amends and supplements certain information set forth in the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits thereto including the preliminary proxy statement (the “Proxy Statement”), filed on July 6, 2021 (together, the “Transaction Statement”). Capitalized terms used but not defined in this Amendment shall have the meanings given to them in the Transaction Statement. This Amendment does not restate the Transaction Statement in its entirety, and the amended and supplemental disclosures contained herein should be read in conjunction with the Transaction Statement, including the Proxy Statement.

The information contained in (i) the Press Release issued by the Company, dated September 24, 2021, to the Report on Form 6-K furnished by the Company to the SEC on September 24, 2021, and (ii) the Press Release issued by the Company, dated September 30, 2021, to the Report on Form 6-K furnished by the Company to the SEC on September 30, 2021, is incorporated herein by reference. All information contained in this Amendment has been supplied by the Company. No other Filing Person has supplied the information contained in this Amendment.

Item 15	Additional Information

(b)       Other Material Information. The Press Release issued by the Company, dated September 24, 2021, to the Report on Form 6-K furnished by the Company to the SEC on September 24, 2021, and the Press Release issued by the Company, dated September 30, 2021, to the Report on Form 6-K furnished by the Company to the SEC on September 30, 2021, are incorporated herein by reference.

Item 16	Exhibits

(a)(7)      Press Release issued by the Company, dated September 24, 2021, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on September 24, 2021.

(a)(8)      Press Release issued by the Company, dated September 30, 2021, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on September 30, 2021.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 4, 2021
TARENA INTERNATIONAL, INC.

	By:	/s/ Wing Kee Lau
		Name:	Wing Kee Lau
		Title:	Chief Financial Officer

[Signature Page to Schedule 13E-3 Transaction Statement]